

August 9, 2023

Theodore Wahl
Chief Executive Officer
Healthcare Services Group, Inc.
3220 Tillman Drive
Bensalem, PA 19020

> **Re: Healthcare Services Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2023**
> **File No. 000-12015**

Dear Theodore Wahl:

   We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

Pay versus Performance, page 25

1. Please clarify the peer group you have used for purposes of the peer group total shareholder return column in the pay versus performance table. Refer to footnote 4 where you indicate that you have not identified a peer group based on either industry classification or financial characteristics. It also appears that your peer group is not the same as the index you use for disclosures under Regulation S-K Item 402(b), since that index is based upon financial characteristics. Regulation S-K Item 402(v)(2)(iv) requires that you use the same index or issuers you use for purposes of Regulation S-K Item 201(e)(1)(ii) or, if applicable, the companies you use as a peer group for purposes of your Regulation S-K Item 402(b) disclosures. If the peer group is not a published industry or line-of-business index, the identity of the issuers composing the group must be disclosed in a footnote.

2. We note that in naming your non-PEO named executive officers, you include Mr. McBryan "in his role as Executive Vice President, Chief Revenue Officer & Director." It is not clear whether this is intended to be limiting disclosure. If so, please ensure that the amounts reported for the Summary Compensation Table total and compensation actually paid in the pay versus performance table include all compensation required under Regulation S-K Item 402(v)(2)(ii) and (iii). Refer to C&DI Question 128D.02

regarding exclusion of other non-NEO compensation and the change in value of awards during the executive's tenure as a NEO, which should be included in the calculation of compensation actually paid.

3. Please provide a clear description of the relationship between your total shareholder return and the total shareholder return of the peer group you selected for your pay versus performance table, as required by Regulation S-K Item 402(v)(5)(iv).

 Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program